FLIR Systems, Inc.
27700 SW Parkway Ave.
Wilsonville, OR 97070

April 20, 2011

Ms. Effie Simpson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: FLIR Systems, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 29, 2012
File No. 000-21918

Dear Ms. Simpson:

This letter is being submitted in response to the comment letter dated March 28, 2012 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the above referenced report and schedule. Set forth below are FLIR Systems, Inc.'s (the "Company") responses to the comments contained in the Staff's letter. We have included below each of the Staff's comments immediately preceding our response thereto.

Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Operating Results

Segment Operating Results, page 29

1. We note no discussion of cost of sales other than a brief paragraph primarily discussing the nature of costs comprising cost of sales. Given the significance of such costs to your results of operations for each period presented, please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company's cost of sales at both the consolidated and the segment level during all periods presented in the Company's financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). In this regard we believe materiality should be assessed in relation to both earnings from operations and earnings from continuing operations before income taxes. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted).

Company Response:

We acknowledge the requirements of Item 303 of Regulation S-K and the need to discuss significant economic changes that materially affect the amount of reported income from continuing operations. In regards to cost of sales, we believe we have discussed the effect of each significant change that has impacted our business. Our gross margin percentages have been 53.7%, 55.0%, 57.4%, 56.3% and 55.6% for the fiscal years 2011, 2010, 2009, 2008, and 2007, respectively. We described the primary reasons for the decline in gross margin in 2011 and 2010 (our acquisitions of Raymarine and ICx Technologies; excluding the impact of those acquisitions, gross margins would have been 57.4% in 2011 and 56.8% in 2010 which are very comparable to those of the prior years) and the increase in gross margins that we experienced from 2007 to 2009 (production efficiencies as a result of increased volumes in our business). We believe that we appropriately addressed these factors in our MD&A in the respective years.

While there are many factors that impact cost of sales - changes in material costs, labor costs, and average selling prices, currency fluctuations, etc. - we do not believe that there have been any significant changes to our business over the past five years that we have not individually addressed. We have introduced many new products during that time but have been able to price them in a manner that has maintained past margin levels. We will, however, continue to monitor and analyze our gross margins and disclose all significant changes, including the impact of individual components of cost of goods sold, regardless of whether such components are offset by other factors, in future filings.

2. Also, given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. At a minimum, we believe your segment disclosures would be more meaningful if cost of sales, or operating costs, were disclosed for each segment as appropriate, so that investors may readily see the relative magnitude of changes in these costs.

Company Response:

We received a similar comment from the Staff on our Form 10-K for the year ended December 31, 2009. In response to that comment, we did expand our MD&A discussion on a segment level, addressing revenue and earnings from operations for each of our segments and discussing fluctuations in segment results. We do, however, still believe that we are not required under Item 303(a) of Regulation S-K and have chosen not to separately disclose cost of goods sold, gross margins and operating expenses by operating segment. We have reviewed filings of companies that we consider in our peer group and found that the majority do not disclose gross margins at a segment level. As referenced above, excluding the impact of our acquisitions in 2010, our margins have been quite stable over time, and as a result, we do not believe disclosure at the segment level would provide meaningful insight into segment results.

We further believe that the most significant changes in our operating results at the segment level continue to be related to changes in revenues and have focused our discussions on those changes. Again, since our gross margins have been stable, any significant changes in business condition and results will be reflected in revenues and operating income. We will, however, continue to monitor and analyze any significant individual changes at the segment level, including operating costs, and discuss those items in our MD&A in future filings.

Our MD&A discussions on the Raymarine, Detection and Integrated Systems segments in our 2011 Form 10-K were limited as those segments arose from acquisitions that occurred in 2010; therefore, full year comparable information did not exist. We will expand our discussions in future filings to include year over year changes in those segments.

3. In addition, we note that for some costs such as research and development, you analyze fluctuations from year to year as a percent of revenues. Although we do not object to such discussion to the extent it helps an investor analyze the results of your operations, we believe you should provide a discussion of the components and reasons for fluctuations in such expenses. Furthermore, we note that your discussion of changes in revenues is somewhat vague in nature. For example, in your narrative explaining the increase in revenue in your Thermal Vision and Measurement segment, you indicate that changes in such revenues are "primarily due to increased unit deliveries", which does not appear to provide the reasons behind the fluctuation or provide quantification of factors responsible for changes in the level of such revenues. In this regard, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

- Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

- Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

As part of your response, please provide us with examples of your intended disclosures.

Company Response:

We discuss research and development expenses in terms of a percentage of revenue because that is how we typically budget and manage those expenses. We have provided to the investment community and in our filings a long-term outlook for annual research and development expenses of eight to ten percent of revenues. In the last five years, such expenses have been within our publicly disclosed targets and have ranged between 8.0% and 9.5%. Year to year fluctuations within that range have generally been the result of changes in product development activities that arise in the normal course of business. We acknowledge that if we were to significantly deviate from that spending model in the future that we would need to disclose the business reasons for such changes. It is not currently our intention to alter our targeted research and development spending.

We understand and have considered the recommendations for MD&A disclosures as outlined in FR-72, including the use of tabular presentations of relevant financial or other information. Mindful of these recommendations, as noted above, we did modify our MD&A beginning in 2010 to include tabular presentation of segment results and will continue to do so. Tabular presentations are highly dependent upon the ability to isolate and quantify specific, individual factors and we believe it is often difficult to do so with adequate certainty. In future filings, to the extent we can isolate and quantify such factors, we will consider adding further tabular presentations on significant business results and changes in those results. If such quantifiable information or data is not available, however, we will continue to discuss such changes in qualitative terms in the MD&A.

Note 17. Operating Segments and Related Information, page 59

4. We note that as of January 1, 2011, within the Commercial Systems Division, the Company combined its former Thermography and Commercial Vision Systems into the Thermal Vision and Measurement Operating segment. Given the overall significance of each of these two former operating segments to your results of operations, please explain in further detail why you believe it was appropriate to aggregate these two former segments into a single operating segment during 2011. If this change is the result of changes in the Company's internal organization structure or the manner in which the Company's chief operating decision maker reviews segment operating results for purposes of assessing performance and allocating resources, please indicate this in your response and in your future disclosures. Alternatively, if you have aggregated each of these segments into a single reportable segment because they meet the aggregation criteria outlined in ASC 280-10-50-11, please explain in detail your basis for your conclusions.

Company Response:

In our Form 10-K for the year ended December 31, 2009, we disclosed that the Commercial Vision Systems and Thermography segments were being integrated. The integration was a result of the convergence of the markets (customers, distribution channels, etc.) served by the two segments, and our identification of certain cost efficiencies that we could realize by combining certain operations and organizations. Prior to December 2009, these segments were the responsibility of separate presidents who each reported to our chief operating decision maker, our CEO. Beginning in January 2010, the two segments were combined under the management of a single president. Because the integration of the two segments required time to complete, we continued to separately report the two segments in 2010. The integration of operations included activities such as product development, global sales and marketing functions, and certain facilities and administration activities. The integration of the two segments was completed by the end of 2010 and, accordingly, beginning in 2011 we reported those integrated segments as the Thermal Vision and Measurement ("TVM") operating segment, which is the level at which our CEO reviews operating results for the purposes of assessing performance and allocating resources.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings. We also acknowledge the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FLIR Systems, Inc.

By: /s/ Anthony L. Trunzo
Anthony L. Trunzo
Senior Vice President, Finance and Chief Financial Officer